201 santa monica boulevard

suite 300

santa monica, ca 90401-2224

Telephone (310) 576-4758

Facsimile (310) 388-5899

Email: dhateley@hateleyhampton.com

May 9, 2016

Ms. Amanda Ravitz

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Re:	Quarta-Rad, Inc.
Response to Comment letter dated May 3, 2016
Amendment No. 4 to Form S-1
Filed: February 11, 2015
File No. 333-196078

Dear Ms. Ravitz:

Enclosed is the Pre-Effective Amendment No. 5 to the above Registration Statement. The changes are made in response to the initial Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated May 3, 2016.

Certain Relationships . .. ., page 35

1.	We note your revisions in response to prior comment 6; however, your disclosure here and on page F-12 continue to disclose different amounts of inventory you purchased during 2014 and the amounts you owed as of the end of 2014. Please revise.

Response:	We have revised the disclosures on page 35 and on page F-12 to disclose the correct amounts of inventory the Company purchased during 2014 and the amounts it owed as of the end of 2014.

Changes In and Disagreements With Accountants on Accounting and Financial Disclosure, page 41

2.	Please revise your filing to include letters filed as an exhibit to this registration statement that is addressed to the Commission from Anton & Chia and Hartley Moore Accountancy Corporation, your former accountants, stating whether they agree with the statements made by you under Item 304(a) of Regulation S-K and, if not, stating the respects in which they do not agree. Refer to the guidance in Item 304(a)(3) of Regulation S-K.

Response:	We have revised the filing to include the letters, as exhibits 16.1 and 16.2, to this registration statement that is addressed to the Commission from Anton & Chia and Hartley Moore Accountancy Corporation, the Company’s former accountants, stating that they agree with the statements made by the Company under Item 304(a) of Regulation S-K.

Ms. Amanda Ravitz

May 9, 2016

Financial Statements, page 43

Report of Independent Registered Public Accounting Firm, page F-2

3.	We note the disclosure on page F-12 of the restatement of your previously issued financial statements. Please have your independent auditor modify its report to add an explanatory paragraph that refers to the restatement and to be dual-dated. Refer to paragraphs 68, 69, 72 and 73 of PCAOB AU Section 508.

Response:	The Company’s independent auditor has modified its report to add an explanatory paragraph that refers to the restatement and is dual-dated.

We believe the foregoing changes have adequately addressed the SEC’s comments.

If you have any question or require anything further, please feel free to call me at 310-576-4758 or Michael Connette at (424) 777-8800.

Sincerely yours,

HATELEY & HAMPTON,

/s/ Donald P. Hateley
Donald P. Hateley, Esq., CPA

cc:	Victor Shvetsky, Chief Executive Officer
Michael T. Connette, Esq.